Exhibit 13
Clear and Simple
2006 NCB Annual Report
To support and be an advocate for America’s cooperatives and their members, especially in low-income communities, by providing innovative financial and related services.
The words are clear and simple. They make NCB unique. They articulate a mission that distinguishes us from any other financial institution. They express why we were created to promote and assist cooperative enterprises of all kinds. They are words that have motivated us from day one. They continue to guide us in everything we do.
Letter from the President
A Fresh New Look
Throughout our history, NCB has maintained a consistent look. Our corporate colors and logo had remained largely the same ever since we opened our doors almost 30 years ago. But in 2006, we decided the time was right to make some changes in the way we project who we are and how we can be of service to our customers.
You may have noticed that we are now known as NCB in all our communications. The selection of this shortened, less formal version of our name reflects a determination across our organization to streamline and simplify how we do business. Similarly, when referring to our wholly-owned subsidiary NCB, FSB, we now use NCB as well. And finally, our non-profit affiliate NCB Development Corporation changed its name to NCB Capital Impact to accentuate its commitment to lasting economic progress. Collectively we are NCB Financial Group.
Across the board, our driving goal during 2006, and in coming years, is to make it easy for you to conveniently access our capabilities and obtain the resources you need to move forward on your important plans.
Reinforcing Our Original Mission
What I want to emphasize, though, is that the changes we have now put in place do not imply a lessening in any way of our commitment to NCB’s original mission. In fact, our legal name is still National Consumer Cooperative Bank, d/b/a NCB. Because we were created to help cooperative enterprises and their members achieve their banking and financial goals, adherence to this clear and simple mission is more steadfast now than at any time in our history.
NCB’s performance during 2006 illustrates our firm commitment to fulfilling the important goals of our charter, with net income reaching $19.4 million. Our expanding array of innovative financial products and services continued to be embraced by our customers so much so that overall lending volume climbed higher. Our assets rose to $1.83 billion at the end of 2006, up from $1.69 billion in 2005.
Giving back to our members is one of the distinguishing characteristics of the cooperatively structured financial institution, so I am pleased to report that based on our 2006 earnings we expect to distribute patronage refunds totaling $17.4 million to our stockholders. Another solid year for us, and another solid year for our stockholders.
Robust Volume, Increased Deposits and Expanding Capabilities
Across the bank, our various lines of business turned in strong performances during 2006. The total multifamily loan volume, which includes financing for cooperatives, community associations and commercial real estate, totaled $964 million, up more than $100 million from 2005. On the consumer side, nationwide residential lending for co-op, condo and single-family home mortgages was $273 million, driven in part by an expanded line of loan products.
Our corporate banking group also produced healthy results for 2006, reaching $209 million. One of the corporate banking group’s more robust performers was Small Business Administration (SBA) lending, which achieved a banner year of almost $30 million in loans, a 70 percent increase over the 2005 level. Another of the corporate banking group’s strong business segments was healthcare lending, which generated more than $78 million in new transactions during 2006.

In addition, the franchise, hardware, ESOP (Employee Stock Ownership Plan), non-profit and grocery lines of business all had a good year as well.
In recent years, we have made a determined effort to build our depository base as a means of diversifying how we generate the funds to support our lending and other activities. In 2006 alone, deposits rose to $806.5 million, up from $736.9 million the previous year. It is clear that the depository options and convenient cash management services we offer customers are helping to produce the results we wanted. With a strategic goal of $1.4 billion in deposits by the end of 2009, I feel our evolving depository product mix leaves us well positioned to achieve this challenging objective.
Early in 2006, we continued to expand the reach of our retail banking activities in southwestern Ohio by breaking ground on two new branch offices, one location to operate within a national retail store in Blanchester and a second, freestanding branch in Wilmington. When these two new locations open in 2007, we will have a total of five well-placed retail branches serving growing communities, offering a full array of services to meet the personal and business banking needs of local residents. Clear evidence that our personal touch to community banking is having a healthy impact is that our local Ohio deposits increased to $58.4 million by the end of 2006.
New and Enhanced Products
Nationwide, our home equity line of credit (HELOC) continued to experience solid growth, following the successful launch of this retail product in 2005. With a HELOC from NCB, a customer owning a co-op, condo or single-family home can access credit to pay for just about any expense, from kitchen renovations to college tuition. To date, our HELOC product has reached $50 million in total business volume.
In the New York market, we rolled out a reverse mortgage product during 2006 for seniors living in co-ops, condos and single-family homes. Initially available only in New York City, the reverse mortgage was offered statewide later in the year. Homeowners over 62 can now tap in to the accumulated equity in their homes to address a variety of financial concerns, from medical costs to home maintenance and improvement expenses.
Judging from the customer response we have received, our HELOC and reverse mortgage products are making borrowing for personal needs much easier and more affordable.
Last year we completed the front-end work to offer a CDARS account option, offering full FDIC insurance on deposit amounts larger than $100,000. Partnering with Promontory Interfinancial Network LLC, a leading provider of financial services to community banks, NCB will be able to provide the safety and convenience of full FDIC insurance coverage on one account at one rate for our larger customer deposits that have conservative banking requirements. This product will launch in early 2007.
Reflecting our expanding business capabilities, NCB was selected to be a nationwide Small Business Administration (SBA) preferred lender in 2006. As a result, we now can offer timely and efficient SBA lending to small business customers across the country. This new vote of confidence promises to accelerate growth in our portfolio of SBA loans to a national audience in the coming years.
Mission Banking and Cooperative Expansion
NCB’s Mission Banking, an initiative we began in 2004, focuses bankwide resources on supporting low- and moderate-income communities, in addition to undertaking a robust cooperative development program. During 2006 we made significant progress in moving our Mission Banking initiative forward, providing $470 million in lending, up from nearly $420 million the year before. We are on track to achieve our Mission Banking objective of reaching $1.5 billion in low-income lending by 2009.
Our goal to do ever more to help underserved communities help themselves received added momentum in 2006 when NCB Capital Impact received an allocation of $54 million in New Markets Tax Credits from the U.S. Treasury Department. The New Markets Tax Credits program, designed to stimulate community development investment that would otherwise not be made, is enabling us to put innovative, accessible financial tools in the hands of organizations serving families in need, including healthcare and charter school facilities. The $54 million allocation is the second we have received.

In 2004, the Treasury awarded us $75 million under the program, all of which has now been put to work to help thousands of students and tens of thousands of patients in distressed communities across the country. This latest award will permit us to extend our reach even further.
Among our other programs targeting persons of low- and moderate-income is the GREEN HOUSE® Replication Initiative, a project funded by the Robert Wood Johnson Foundation, that aims to bring transforming improvements to the model traditionally found in skilled nursing care. Through the work of NCB Capital Impact, we are demonstrating how it is possible to create more livable home-like settings for the elderly who require skilled nursing.
The Food Co-op 500, which we launched in 2005, received a boost last year as well. The program awarded funding to another 12 start-up food co-op projects during the year, a total of $200,000 in grants and loans to 16 projects in the program’s pipeline. The Food Co-op 500 intends to expand the number of retail grocery cooperatives to 500 by the year 2015. NCB, NCB Capital Impact and the Blooming Prairie Foundation fund the grants and loans, which have been awarded to start-up food co-op projects in Arizona, California, Connecticut, Indiana, Iowa, Massachusetts, Minnesota, New York, Ohio, Oregon, Rhode Island, Virginia, Washington and Washington, DC.
Our community outreach on a national scale also passed a significant milestone with the publication of the fifteenth anniversary edition of the NCB Co-op 100. This yearly report spotlights the 100 co-ops in the country with the highest annual revenue streams and illustrates the significant, quantifiable impact that America’s co-ops have on the national economy. We were gratified to discover that America’s top co-ops generated an astonishing $140 billion in revenue in 2006, a 40 percent increase from $81.4 billion in 1991.
Polishing Our New Image
With our streamlined corporate structure now rolling up under one clear and simple name, we will continue to make sure our customers understand the reasoning behind the changes we have made: a less compartmentalized Bank, more multifaceted in our capabilities, and easier to turn to for all your banking and financial needs. You can see this in our newly redesigned website. When you visit www.ncb.coop, you will find user-friendly search options, clean graphics and streamlined channels that allow you to conduct business and learn more about our products and services with speed and ease.
The re-branding process has been a healthy exercise in self-examination. It has reminded us how our original mission lies at the very core of who we are as a bank. We are committed to the power of an idea — cooperation — and its ability to be of invaluable assistance to communities and sectors of the economy not well served by traditional sources. That clear and simple mission gives us our character. And our intent, today and going forward, is to reinforce the idea that we are one united organization propelled by a single guiding purpose.
NCB Teamwork in Action
Wrapping up her two years as Board Chair, Stephanie McHenry, President of ShoreBank, Cleveland Banking Region, continued to guide us with her accustomed acumen. Stephanie and the Board pursued and implemented a focused vision throughout the year that reinforced our continuing success during 2006 and set the stage for even greater strides in 2007.
William F. Casey, Jr., President and CEO of The Co-operative Central Bank in Boston, now steps forward as our new Chair, and will work closely with the Board and Bank staff to keep NCB moving ahead at full momentum.
In closing, I want to thank the hardworking NCB staff, whose considerable talent, innovative thinking, diligence, and commitment to teamwork and collaboration ensured that NCB used every opportunity to exceed customer expectations throughout 2006.
Charles E. Snyder
President and Chief Executive Officer
Cultivate
NCB succeeds only when our customers succeed. So our mission is clear and simple. We must enable our customers to plant the seeds for future success. And we must help cultivate the continued growth and vitality of the cooperative community as a whole.

Clear and Simple.
Once Again NutButter, founded in 1976 as a workers’ collective in New York State, provides the natural foods industry with various organic nut butters and honey products. NutButter was one of NCB’s first borrowers in 1981, and we were thrilled to have them return to us when they needed additional financing in 2006. An NCB term loan of $3.4 million allowed NutButter to refinance existing debt and transition from a 49 percent employee-owned company to a 100 percent ESOP. We also extended an $800,000 line of credit to support NutButter’s working capital needs as they prepare to move the worker collective into a promising future.
Riverwood Townhouses, a 289-unit Jonesboro, Georgia, housing co-op, has been able to significantly improve the quality of life for their residents. A $7.5 million NCB loan enabled this low- to moderate-income co-op built in 1972 to perform long-overdue renovations and property enhancements, while paying off an existing HUD-backed mortgage.
Nurture
First and foremost, NCB’s loyalty is to our customers. We focus exclusively on building and nourishing an ongoing relationship with our customers. We take the time to understand the business challenges they face, and then take the time to work together to develop the financial solution that’s best for them.
Clear and Simple.
When Gina Schaefer and her husband wanted to add another Ace Hardware store to their retail operation in the Nation’s Capital, they turned once again to NCB for financing. As a result, they now have three Ace stores thriving in formerly underserved Washington, DC neighborhoods, with another store set to open in early 2007. NCB is a preferred lender for Ace, the nation’s largest hardware purchasing co-op, and extends financing to retailers like Gina across the country.
Brookshire Brothers, with 5,700 owner employees, is the oldest independent supermarket chain in rural southwestern Louisiana and East Texas. Mainly serving smaller communities of 11,000 or less, the stores contribute to local economies and enhance the quality of life in these small towns, often underserved by retailers. As a customer since 1999, Brookshire Brothers approached NCB in 2006 seeking $18.4 million in financing for a 650,000 square foot warehouse and distribution center. Brookshire Brothers chose NCB from among much larger competing financial institutions to fund the loan.
Thrive
NCB’s mission is to foster strong community links nationwide. By directing resources toward low- and moderate-income borrowers, we help empower underserved communities to thrive and succeed.
Clear and Simple.
Bywater Mutual Homes in Annapolis, Maryland remains an affordable option in an increasingly upscale market, thanks to a $9 million loan from NCB. The funding preserves 308 units of limited equity housing while allowing the housing cooperative to address big-ticket capital improvements.
Bethel Native Corporation, headquartered in southwestern Alaska, is recognized for its integrity, stability and progressive growth. As an Alaska Native Corporation, Bethel is dedicated to improving the economic lifestyle of its shareholders while preserving Native culture. Bethel turned to NCB to finance the purchase of a two-building property in Anchorage to house needed medical offices. The Bank provided a $1.1 million bridge loan, which later converted to permanent financing. NCB’s flexibility ensured that the transaction closed on schedule, while also preserving desirable tax advantages.
2006 Financial Review
The Numbers
Below are highlights of NCB’s 2006 performance. For more details, review the pages that follow or download NCB’s SEC Form 10-K from www.ncb.coop.
NCB’s net income for the year was $19.4 million, a 24.3 percent decrease compared with $25.6 million in 2005. The primary factor affecting the decrease in net income was a decline in the gain on sale of loans due to increased competition in the commercial mortgage market.

Total assets increased 8.0 percent or $114 million to $1.83 billion, up from $1.69 billion at year end 2005.
The return on average total assets was 1.1 percent in 2006, down from 1.5 percent. For the years ending 2006 and 2005, the return on average members’ equity was 8.7 percent and 12.0 percent, respectively.
Deposits rose to $806.5 million, up from $736.9 million the previous year.
Total non-interest income decreased $3.5 million or 9.5 percent from $37.2 million in 2005 to $33.7 million in 2006.
Gain on sale of loans totaled $20.7 million in 2006. Loans and leases outstanding, including loans held for sale, increased 8.7 percent to $1.6 billion, up from $1.5 billion in 2005.
The consolidated allowance for loan losses, calculated on a loan-by-loan basis at December 31, 2006, was $19.5 million, which represents a decrease of $0.7 million from December 31, 2005. The decrease is due to net chargeoffs of $4.4 million and provisions of $3.7 million. The allowance for loan losses was 1.4 percent and 1.6 percent of total loans and lease financing, excluding loans held for sale, at December 31, 2006 and 2005, respectively.
The real estate portfolio increased 23.8 percent to $847.7 million in 2006 from $685.0 million in 2005. The commercial loan and lease portfolio decreased 7.9 percent to $533.0 million in 2006 from $578.7 million in the previous year.
Based on our earnings for 2006, NCB will distribute patronage refunds of $17.4 million to our members on or before September 15, 2007.

Consolidated Balance Sheet

For the years ended
December 31, (Dollars in thousands)	2006	2005
Assets
Cash and cash equivalents	$47,756	$43,001
Restricted cash	5,398	5,151
Investment securities
Available-for-sale (amortized cost of $86,035 and $89,620)	85,708	89,083
Held-to-maturity (fair value of $1,910 and $1,669)	1,647	1,640
Loans held for sale	242,847	232,024
Loans and lease financing	1,380,738	1,263,703

Less: Allowance for loan losses	(19,480)	(20,193)
Net loans and lease financing	1,361,258	1,243,510
Other assets	84,863	80,158
Total assets	$1,829,477	$1,694,567
Liabilities and Members’ Equity Liabilities
Deposits	$806,453	$736,930
Patronage dividends payable in cash	7,118	9,518
Other liabilities	44,299	49,457
Borrowings
Short-term	354,673	312,882
Long-term
Current	—	80,000
Non-current	217,773	113,041
Subordinated debt
Current	2,500	2,500
Non-current	118,176	120,617
Junior subordinated debt	50,647	50,614
Total borrowings	743,769	679,654
Total liabilities	1,601,639	1,475,559

Members’ equity
Common stock	187,230	170,868
Retained earnings
Allocated	10,328	13,307
Unallocated	29,388	33,423
Accumulated other comprehensive income	892	1,410
Total members’ equity	227,838	219,008
Total liabilities and members’ equity	$1,829,477	$1,694,567

Consolidated Statements of Income

For the years ended December 31, 2006, 2005
and 2004 (Dollars in thousands)	2006	2005	2004
Interest income
Loans and lease financing	$108,328	$88,296	$64,245
Investment securities	7,147	5,090	4,615
Other interest income	2,979	3,093	3,582
Total interest income	118,454	96,479	72,442
Interest Expense

Deposits	30,265	21,036	13,152
Short-term borrowings	18,380	12,538	6,153
Long-term debt, other borrowings and subordinated debt	23,451	18,763	15,817
Total interest expense	72,096	52,337	35,122
Net interest income	46,358	44,142	37,320

Provision for loan losses	3,667	470	2,511
Net interest income after provision for loan losses	42,691	43,672	34,809

Non-interest income
Gain on sale of loans	20,705	26,377	18,346
(Loss) gain on sale of investments available-for-sale	(29)	(13)	3,470
Servicing fees	4,537	4,202	3,975
Letter of credit fees	3,513	3,454	3,821
Prepayment fees	1,312	208	559
Other	3,613	2,975	2,963
Total non-interest income	33,651	37,203	33,134

Non-interest expense
Compensation and employee benefits	31,038	29,001	23,777
Occupancy and equipment	8,700	5,861	5,195
Contractual services	6,086	6,399	5,006
Corporate development	3,132	2,942	1,756
Information systems	2,884	2,702	2,570
Travel and entertainment	1,554	1,596	1,569
Contribution to NCB Capital Impact	—	750	500
(Credit) provision for unfunded commitments	(1,077)	791	724
Other	3,186	3,044	3,045
Total non-interest expense	55,503	53,086	44,142

Income before income taxes	20,839	27,789	23,801
Provision for income taxes	1,414	2,142	1,246
Net income	$19,425	$25,647	$22,555

Distribution of net income
Patronage dividends	$17,446	$22,825	$21,207
Retained earnings	1,979	2,822	1,348
	$19,425	$25,647	$22,555

Board of Directors
NCB’s Board of Directors consists of 15 individuals. Twelve are elected by NCB members and represent cooperative endeavors in industry sectors that include housing, consumer goods, low-income and consumer services and other eligible enterprises. The remaining seats are available for appointment by the President of the United States. These appointees represent small business, agencies or departments of the federal government and entities that represent low-income areas. Meetings are held four times per year.
Allan J. Baum
Consultant
Brooklyn, New York
NCB Board Member since 2004 (1)
William F. Casey, Jr., Vice Chair
President and Chief Executive Officer
The Co-operative Central Bank
Boston, Massachusetts
NCB Board Member since 2002 (2)
Roger B. Collins
President and Chief Executive Officer
Harps Food Stores, Inc.
Springdale, Arkansas
NCB Board Member since 2005 (2)
Irma Cota, M.P.H.
Chief Executive Officer
North County Health Services
San Marcos, California
NCB Board Member since 2003 (1)
Rafael E. Cuellar
President and Chief Executive Officer
ShopRite of Passaic/Clifton
Passaic, New Jersey
NCB Board Member since November 2002*
Steven F. Cunningham
President and Chief Executive Officer
IMARK Group, Inc.
Oxon Hill, Maryland
NCB Board Member since 2005 (2)
Grady B. Hedgespeth
Consultant
New Market, Maryland
NCB Board Member since 2003 (3)
William F. Hampel
Senior Vice President and Chief Economist
Credit Union National Association
Washington, DC
NCB Board Member since 2004 (1)
H. Jeffrey Leonard
President
Global Environment Fund Management Corp.
Washington, DC
NCB Board Member since 2002 (2)

Rosemary K. Mahoney
Consultant
MainStreet Cooperative Group
Lovingston, Virginia
NCB Board Member since 2003 (3)
Stephanie McHenry, Chair
President
ShoreBank, Cleveland Banking Region
Cleveland, Ohio
NCB Board Member since 2001 (1)
Richard A. Parkinson
President and Chief Executive Officer
Associated Food Stores, Inc.
Salt Lake City, Utah
NCB Board Member since 2003 (3)
Alfred A. Plamann
President and Chief Executive Officer
Unified Western Grocers Inc.
Commerce, California
NCB Board Member since April 2003*
(1) Term ending 2007
(2) Term ending 2008
(3) Term ending 2009
*Appointed by the President of the United States
Corporate Information
Principal Office
601 Pennsylvania Avenue, NW
North Building, Suite 750
Washington, DC 20004
(800) 955-9622
This is NCB’s Chief Executive Office.
Operations Center
2011 Crystal Drive, Suite 800
Arlington, Virginia 22202
(800) 955-9622
Most Washington-area officers and employees are located here.
Regional Offices
1333 Broadway, Suite 602
Oakland, California 94612
(510) 496-2200
250 Park Avenue, Suite 900
New York, New York 10177
(212) 808-0880
Retail Branches
Main Office
139 South High Street
Hillsboro, Ohio 45133
(937) 393-4246
Hillsboro Kroger
575 Harry Sauner Road
Hillsboro, Ohio 45133
(937) 393-4247
Wilmington
2829 Rombach Avenue
Wilmington, Ohio 45177
(937) 382-2484
Opening Summer 2007
Fayetteville
19575 State Road 68

Fayetteville, Ohio 45118
(513) 875-4030
Blanchester Kroger
1001 Cherry Street
Blanchester, Ohio 45107
(937) 783-4046
Account Information
You can view loan, stock and deposit account information in the online banking section of www.ncb.coop. If you have specific questions regarding your account, please contact your loan administrator.
Annual Meeting
NCB’s Annual Meeting will be held at 4:00 pm on Thursday, May 3, 2007, in Washington, DC at the National Museum of Women in the Arts.
Inquiries
For general information on NCB, please email NCB’s Marketing Communications Department at marcom@ncb.coop.
Corporate Legal Counsel
Goodwin Procter LLP, Washington, DC
Patronage Refund
The patronage refund for 2006 will be mailed to NCB members on or before September 15, 2007.
Subsidiaries
NCB Capital Corporation, NCB Financial Advisors,
NCB Financial Corp., and NCB, FSB
Affiliate
NCB Capital Impact
2011 Crystal Drive, Suite 800
Arlington, Virginia 22202
(800) 955-9622
SEC Form 10-K
NCB’s Form 10-K filed with the U.S. Securities and Exchange Commission is available online at www.ncb.coop or by contacting NCB’s Corporate Accounting Department.
Credits
Project Management: NCB Marketing Communications
Print Design and Production: TFW Design, Inc.
Writing: Dan Crampton
Printing: Smith Litho
About NCB
NCB is dedicated to strengthening communities nationwide through the delivery of banking and financial services, complemented by a special focus on cooperative expansion and economic development. Primary markets we serve include the basic ingredients of vibrant communities: housing, education, healthcare, small businesses and social services. Headquartered in Washington, DC, NCB has offices across the United States including Alaska, California, New York and Virginia. In addition, NCB has a growing community banking network in southwestern Ohio. Chartered by Congress in 1978, today NCB is a cooperative owned by about 2,600 customer-owners.
NCB means National Consumer Cooperative Bank, its subsidiaries and NCB Capital Impact, an affiliated non-profit corporation. Loans and technical assistance may be provided by NCB, NCB Capital Impact or NCB, FSB, all of which are Equal Housing Lenders. NCB, FSB is a wholly-owned subsidiary of NCB. Deposit products and services are provided by NCB, FSB, which is FDIC insured. Independent financial advisory services are offered through NCB Financial Advisors. Housing development services are offered through NCB Community Works, LLC, which is jointly owned by NCB and NCB Capital Impact.
© NCB 2007 1K